Mail Stop 4561

March 30, 2010

Momoko Beran
Chief Financial Officer
Simulations Plus, Inc.
42505 Tenth Street West
Lancaster, CA 93534-7059

      Re: Simulations Plus, Inc.
               Form 10-K/A for Fiscal Year Ended August 31, 2009
               Filed March 1, 2010
               File No. 001-32046

Dear Ms. Beran:

      We have completed our review of the above-referenced filing and have no further comments at this time.

                                            Sincerely,

                                            David L. Orlic
                                            Staff Attorney